:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER

CUSIP NUMBER

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Center Financial Corporation
Full Name of Registrant

N/A
Former Name if Applicable

3435 Wilshire Blvd. Suite 700
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90010
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filled on or before the fifth calendar day following the prescribed due date: and
☐	(c)	The accountant’s statement or other exhibit is required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Center Financial Corporation (the “Company”) has determined that it will be unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “10-K”) by March 16, 2009 without unreasonable effort and expense because the Company needs additional time to complete the preparation of, and the Company’s independent registered public accountants need to complete the audit of, the Company’s financial statements for the year ended December 31, 2008. The Company expects to file its Form 10-K within the “grace” period provided by Securities Exchange Act Rule 12b-25, i.e., on or before the extended deadline of March 31, 2009.

Due to the recent dramatic changes in the overall economy and information that became available to the Company subsequent to the issuance of its earnings release for the fourth quarter of 2008 and related Current Report on Form 8-K filed on January 30, 2009, the Company expects to record a substantially larger provision for loan losses in the fourth quarter of 2008 than previously indicated. The Company requires additional time to complete its analysis of the allowance for loan losses in order to determine the amount of the required provision and to finalize the financial statements.

SEC 1344 (05-06)

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Lonny D. Robinson	213	401-2311
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☐ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company estimates that it will incur a net loss for the year ended December 31, 2008, compared to net earnings of $21.9 million for the year ended December 31, 2007. The Company is unable to make a reliable quantitative estimate of such loss until the audit of its consolidated financial statements for the year ended December 31, 2008 has been completed. The Company estimates it will incur a provision for loan losses for the year ended December 31, 2008 which is significantly higher than the $14.8 million indicated in the Form 8-K filed on January 30, 2009, compared to $6.5 million for the year ended December 31, 2007. As discussed in Part III above, due to recent changes in economic conditions and information which only recently became available to the Company, the Company has not been able to complete its analysis of the allowance for loan losses, so no reliable estimate of the required provision can be made at this time.

Forward-Looking Statements

Certain statements contained in this Notification of Late Filing on Form 12b-25 with respect to future financial or business performance, strategies or expectations constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements are based on the current beliefs of the Company’s Management as well as assumptions made by and information currently available to Management. Forward-looking statements often use words such as “anticipate,” “believe,” “estimate,” “expect” and “intend” and words or phrases of similar meaning. Although Management believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. Important factors that could cause actual results to differ materially from Management’s expectations (“cautionary statements”) include fluctuations in interest rates, inflation, government regulations, economic conditions, customer disintermediation and competitive product and pricing pressures in the geographic and business areas in which the Company conducts its operations. Based upon changing conditions, or if any one or more of these risks or uncertainties materialize, or if any underlying assumptions prove incorrect, actual results may vary materially from those expressed or implied herein. The Company disclaims any obligations or undertaking to publicly release any updates or revisions to any forward-looking statement contained herein (or elsewhere) to reflect any change in the Company’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

Additional factors are set forth in the Company’s filings with the Securities and Exchange Commission (the “SEC”), accessible on the SEC’s website at www.sec.gov.

            Center Financial Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	March 16, 2009	By:	/s/ Lonny D. Robinson
Name: Lonny D. Robinson
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other that an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).

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